UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-38615

CUSIP NUMBER
87663X102

(Check one):   ☐  Form 10-K ☐  Form 20-F ☐  Form 11-K ☒ Form 10-Q ☐  Form 10-D ☐  Form N-CEN ☐  Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TATTOOED CHEF, INC.

Full Name of Registrant

FORUM MERGER II CORPORATION

Former Name if Applicable

6305 Alondra Boulevard

Address of Principal Executive Office (Street and Number)

Paramount, California 90723

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Tattooed Chef, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

The Company’s Audit Committee, which is comprised entirely of independent outside directors, is currently undergoing an internal review of the Company’s assessment of recently identified immaterial errors in its previously issued financial statements related to the classification of certain accounts that primarily impact inventory, cost of goods sold, and operating expenses. This internal review is ongoing and, until it is complete, the Company will be unable to provide complete financial results for the quarterly period ended September 30, 2021 and file the Form 10-Q by the required due date of November 15, 2021 without unreasonable effort and expense. The Company is working diligently and currently expects to file its Form 10-Q on or before November 22, 2021 (the extended deadline prescribed by Rule 12b-25).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephanie Dieckmann	(562)	602-0822
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the three months ended September 30, 2021 increased approximately $17.8 million (44%) to $58.8 million over the prior year period, and net loss for the three months ended September 30, 2021 increased approximately $5.0 million to $8.2 million over the prior year period. Revenue for the nine months ended September 30, 2021 increased approximately $53.1 million (49%) to $162.0 million over the prior year period, and net loss for the nine months ended September 30, 2021 was $70.1 million compared to net income in the nine months ended September 30, 2020 of $3.5 million.

Forward Looking Statements

This notice contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Registrant and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of management, as well as assumptions made by, and information currently available to, management. Forward-looking statements may be accompanied by words such as “achieve,” “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “drive,” “estimate,” “expect,” “forecast,” “future,” “grow,” “improve,” “increase,” “intend,” “may,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Registrant’s control. The Registrant cautions readers not to place undue reliance upon any forward-looking statements.

________________________TATTOOED CHEF, INC._________________________.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Stephanie Dieckmann
		Name:	Stephanie Dieckmann
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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